

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

<u>Via E-mail</u>

Mr. James R. Sankovitz
COO, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

Re: **Northern Oil and Gas, Inc.**
   Form 10-K for Fiscal Year Ended December 31, 2010
   Filed March 4, 2011
   Definitive Proxy Statement on Schedule 14A
   Filed May 2, 2011
   File No. 1-33999

Dear Mr. Sankovitz:

  We have reviewed your filings, and your letter dated March 18, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Definitive Proxy Statement on Schedule 14A, Filed May 2, 2011</u>

<u>General</u>

1. In our correspondence with you over the course of the last several months, we commented on aspects of your executive compensation disclosure in your 2009 proxy statement with the understanding that you would comply with our comments in future filings, beginning with your Form 10-K and proxy statement for the fiscal year ended December 31, 2010. In the next four comments, we identify issues on which we

commented previously. As such, please file an amendment to your 2010 proxy statement or tell us why you did not comply with our comments.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

2. We note your disclosure at page 23 that the compensation committee used one peer group of 13 publicly traded crude oil and natural gas exploration and production companies, which BDO Seidman deemed to be your peer companies, for the purpose of benchmarking levels of executive compensation. In addition, we note your disclosure at page 26 that the compensation committee evaluated the compounded annual growth rate of your company relative to a second group of 12 peer companies. Please clarify the committee's rationale for using two different peer groups for these purposes. Refer to comment 18 in our letter to you dated July 30, 2010 and comment 2 in our letter to you dated March 2, 2011.

2010 Bonuses, page 26

3. We note your disclosure at page 26 that "[t]he total bonus amount [paid in stock issued under the 2009 Equity Incentive Plan] for each executive officer was determined by the compensation committee on a post hoc basis based on the compensation committee's assessment of Mr. Reger, Mr. Gilbertson, Mr. Sankovitz and Mr. Winter's contributions to our accomplishments noted below under the heading '*Year-End Compensation Decisions*.'" There is no discussion of their contributions under that heading. We think you may be referring to the "[n]otable accomplishments in 2010" listed in the immediately preceding paragraph, the third paragraph from the top on page 26. Please clarify. Assuming that you are referring to that paragraph, please explain how the committee ultimately translated its qualitative assessment into share issuance amounts. For instance, when we issued this comment previously as comment 8 in our letter to you dated October 22, 2011, you responded in your letter to us dated November 1, 2010, in your proposed draft Amendment No. 2 to your 2009 Form 10-K (page 25), that the committee "concluded that the achievement of these qualitative factors qualified [the executive officers] for a significant year-end bonus, consistent with bonus compensation of the highest paid executive officers from the Company's peers." You then listed the peer group constituents.

Potential Payments upon Termination or Change in Control, page 34

Change-in-Control and Similar Provisions, page 34

4. We note your disclosure regarding the payments your named executive officers would receive if there were a change in control in the company. Please elaborate on the compensation committee's rationale for selecting these particular events as triggers for

the specified payments. Previously, in your letter to us dated November 1, 2010, you indicated that you would revise this section in response to comment 20 in our letter to you dated July 30, 2010 and comment 9 in our letter to you dated October 22, 2010. Specifically, in your proposed revised disclosure you indicated that "[t]he Compensation Committee utilized change of control provisions that were previously approved by the Company's Board of Directors as part of the Company's executive employment agreements. These provisions initially were suggested by the Company's outside legal counsel at the time the Company entered into employment agreements with Michael L. Reger and Ryan R. Gilbertson based on common practices of similarly situated companies, and have been utilized consistently by the Company and the Compensation Committee since that time."

Transactions with Other Companies, page 39

5. Please disclose the standards by which your audit committee reviews any transaction which may be required to be disclosed under Item 404 of Regulation S-K. Previously, in your letter to us dated November 1, 2010, you indicated that you would revise this section in response to comment 21 in our letter to you dated July 30, 2010 and comment 10 in our letter to you dated October 22, 2010. Specifically, in your proposed revised disclosure you indicated that "[i]n reviewing such transactions, the Audit Committee generally seeks third-party data to assist in evaluating whether the specific terms and provisions of each individual transaction are no less favorable to us than we could obtain from unaffiliated third parties. The Audit Committee historically has relied upon data from state and federal lease auctions to support the appropriateness of prices paid to any related party in connection with any leasehold acquisition."

Engineering Comments

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

Item 1 – Business, page 2

Reserves, page 3

6. We note that 59% of your reserves are undeveloped as of December 31, 2010, and it appears that you are forecasting that these undeveloped reserves will be drilled and on production within the next two – five years. Given that you are not the operator of any of these wells, please tell us what assurances you have that these wells will be drilled in this time frame.

7. We note that you produced 850 thousand barrels of oil and 234 million cubic feet of gas in 2010 which is a gas-oil ratio of approximately 275 cubic feet of gas to a barrel of oil. However, you have estimated your proved reserves to be 14 million barrels of oil and 10.5 billion cubic feet of gas which is a gas-oil ratio of 750 cubic feet of gas to a barrel of

oil (i.e., almost three times the amount of gas that is actually being produced from the reservoir). Please reconcile this apparent difference for us and tell us about the gas-oil ratio used to prepare your reserve report.

8. We note you have recorded prepaid drilling costs of $13.2 million as of December 31, 2010. Please tell us the reason these drilling costs were pre-paid in 2010, the projected start date for the related wells, and whether you have incurred any development costs for these wells. Please also tell us if these costs were included as Development costs for 2010 in the costs incurred table on page F-37 of your filing. Please note that if the costs were paid prior to the "as of date" of your reserve report, it appears that the costs would still have to be included in the evaluation of your reserves, as the pre-payment of the drilling costs does not appear to mean that the development of the reserves have no costs associated with them. In connection with your response, please provide us with an evaluation of your reserves with all appropriate development costs included in this evaluation and in the Standardized Measure.

9. You indicate on page 5 that "our Bakken and Three Forks prospective acreage will allow us to drill approximately 876 net wells based on six net wells per 960-acre spacing units." Item 1206(d) of Regulation S-K instructs issuers "do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material." Based upon your record in 2010 in which you drilled 17 net wells, we calculate that it would take you 50 years to drill the 876 wells you cite. Please advise why you believe it is appropriate and, in compliance with Item 1206(d), to cite the 876 figure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551- 3317 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director